EXHIBIT 99.6
Transcript Afternoon Earning Call

INFOSYS TECHNOLOGIES LIMITED
Q3 07 AFTERNOON EARNINGS CALL
JANUARY 11, 2007

CORPORATE PARTICIPANTS

Nandan Nilekani
Infosys Technologies - CEO and MD

Kris Gopalakrishnan
Infosys Technologies - COO, President and Joint MD

Mohandas Pai
Infosys Technologies - Member of the Board

S.D. Shibulal
Infosys Technologies - Director and Head - Worldwide Delivery and Sales

V. Balakrishnan
Infosys Technologies - CFO

Amitabh Chaudhry
 Infosys BPO - CEO

CONFERENCE CALL PARTICIPANTS

Anthony Miller
Arete Research

Alex
Nevski Capital

Nitin
Nomura Securities

Sameer Goyal
Alchemy Shares

Sandeep Shah
Motilal Oswal

Hitesh Zaveri
Edelweiss

Shekar Singh
ICICI Securities

Anantha Narayan
Morgan Stanley

Trideep Bhattacharya
UBS

Pankaj Kapoor
ABN Amro

Bhavin Shah
JP Morgan

Kinani
Macquarie Security

Utham Kumar
Brics Securities

Nimesh Mistry
Man Financials

Sudeep Parab
Bank of America Securities

Sumeet Poddar
Anand Rathi Securities

Amit Khurana
IL&FS

Chinmay Sathe
DSP Merrill Lynch

Moderator
Good afternoon ladies and gentlemen. I am Pratibha the moderator for this conference. Welcome to the Infosys third quarter earnings conference call. For the duration of the presentation, all participants' lines will be in the listen-only mode. After the presentation, the question and answer session will be conducted for participants connected to SingTel followed by question and answer session for participants at India. I would now like to hand over to Mr. Shekar Narayanan. Thank you and over to you sir.

Shekar Narayanan
Thanks Pratibha. Good afternoon ladies and gentleman. I am Shekar from the Investor Relations Team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended December 31, 2006. On behalf of the management, let me at the outset wish you all a very happy and prosperous 2007 and beyond. To take us through the earnings numbers and to answer your questions, we have with us today, CEO and Managing Director, Mr. Nandan Nilekani; President, COO and Joint Managing Director, Mr. Kris Gopalakrishnan and CFO, Mr. V. Balakrishnan along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended December 31, 2006, the outlook for the quarter and year ending 31st March 2007. After that, we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to the Infosys management.

Nandan Nilekani
Thank you and I would like to welcome all of you to this call which is the analyst call after the third quarter earnings update from Infosys after our Board meetings today. I am happy to note that this has been another very successful quarter for Infosys. I will just leave a few thoughts with you before I hand over to Kris. First of all, this quarter, we have seen double-digit growth. We have grown at 10.1% in dollar terms and what is interesting is this is the third quarter in a row where we have grown double digit in dollar terms. However, thanks to the appreciation of the rupee, our growth in rupee terms has not been commensurate, we have grown at 5.9%. We have estimated that the average appreciation of the rupee for us was about 3.8%. The other important point we want you to note is that in spite of the rupee appreciation which would normally have cost us about 200 basis points in operating margins, in fact we have ended the quarter at a positive improvement in operating margin of 20 basis points and that has happened because we had a 80 basis point improvement in our revenue productivity, 80 basis point improvement in our license revenue and 50 basis point improvement in our SG&A expense reduction. So I think, in spite of the rupee appreciation of close to 4%, this quarter, we were able to maintain and in fact improve our operating margins.

We have also set out the guidance for the year. We expect this quarter, our sequential revenue in dollar terms to grow between 4.6% and 4.9% and for the year we expect our revenue in dollar terms to grow at 43% and in rupee terms to grow at 46%. At this point, we do not see any evidence of a slowdown. We believe that IT spending will grow at 2% to 6% in the calendar 2007. At the same time, we think the trend where people are changing the mix of IT spending in a way that more and more will be driven offshore, we think that trend is a mega trend and it is a secular trend. We believe this trend will continue. We believe that risk perception of customers to the globalization of services is coming down. They are far more comfortable having a larger number of employees working for them remotely and we think Infosys being the strongest brand in this business, it is rightly well positioned in terms of relationships, brand, in terms of marquee clients and the engine to deliver, we believe that we are well placed to take advantage of this trend. With this I will pass over to my colleague, Kris Gopalakrishnan, President who will speak about the business performance in more detail.

Kris Gopalakrishnan
Thanks Nandan and wishing you all a Happy New Year. If you look at the revenue for the first nine months of this fiscal year, it exceeds full revenue for the last year. Last year, full revenue was $2.15 billion and the first nine months, we have clocked $2.23 billion dollars. We have crossed the full year revenue in nine months of this year.

We have 488 active clients. We added 43 new clients this quarter. The number of million-dollar clients have gone up from 230 to 256, number of five-million-dollar clients have gone from 97 to 108, and we still have two clients giving us more than $100 million of revenue. The top 25 clients grew 12.6% this quarter, compared to a company growth of 10.1%, that means the top 25 clients grew faster than company growth rate. Some of the sectors which have shown good performance are in the banking and capital market space, insurance, retail, services space etc. Banking and capital markets including insurance, has gone from 37.4% to 38.6%, retail has gone from 9% to 10.5%, service 7.7% to 8.3%.

From a services perspective, package implementation is 17.9% of revenues. Package implementation and consulting together are showing good traction and giving us a significant opportunity in the transformation type of projects.

From a geography perspective, Europe continues to be strong. Europe has grown from 25.8% of revenues to 26.8% of revenues. Finacle continues to do well and products have gone from 3.7% to 4.3% of revenues.

We had a utilization excluding trainees of 77.7% and our target utilization is somewhere between 76% and 80%, so it is comfortable in that range. We had added 6,062 employees of which about 1,676 employees have prior experience. Attrition has gone up to 13.5% but if we exclude involuntary attrition, it comes down to 12.2% and last quarter it was 12%. So it has only marginally gone up this quarter.

Our BPO operation has grown by about 20%. Infosys Australia is doing well. Infosys China is still in investment mode and Infosys Consulting is meeting its objectives but it is still in the investment mode though if we include the transfer pricing between the subsidiary and the parent, then there is a small positive number here. I will pass on to V. Balakrishnan, CFO, to give you more details on the financial performance.

V. Balakrishnan
Thank you Kris. I think this quarter we had a sequential growth of 10.1% in dollar terms. It is the third quarter in sequel where we are getting a double-digit growth. In rupee terms, the growth had been 5.9%. As you know, the rupee has appreciated by 3.8% during the quarter. The average rupee-dollar rate for the quarter was 44.53 as compared to 46.29 in the second quarter. It impacted the revenue by Rs. 145 crores. That is why the rupee growth is 5.9%.

If you look at the margins, the margins have been maintained despite the rupee. The impact of rupee on the operating margins was something around 200 basis points; on the non-operating side, it was 60 basis points. We had some hedges, the hedges gave a benefit of 1% point and the translation impact was negative 1.6%. So, net-net on the non-operating, we had an impact of 60 basis points. So at the net margin level, the rupee appreciation has impacted the margin by 2.6%.

The PBIDT was 32.1% last quarter, it went up to 32.7% this quarter. The impact due to rupee has been offset by multiple factors; number one is the per capita revenue increase. As you know, the blended per capita revenue went up by 1.4% sequentially, onsite rates went up by 1.9%, offshore went up by 1.7%, blended basis went up by 1.4%; that gave a benefit of 80 basis points on the margins.

SG&A scale benefit gave around 50 basis points and we have the product revenues growing by 27.5% sequentially. That gave a positive impact of 80 basis points on the margin. Net-net, the impact of rupee had been offset by the scale benefits, the product revenues going up and also the increase in billing rates. So, despite the impact of 2.6% on the net margin, we are able to maintain the margin at the same level as it was last quarter. Going forward, we have given a guidance of 3.7% to 3.9% growth in revenues for the next quarter. We have given the guidance based on the rupee-dollar rate of 44.11; that was the closing rate as of December end. The same rate we are using for the guidance. The EPS growth for the fourth quarter will be around 1.4%, it is mainly due to dilution in the stock because of ESOP. I think net-net this has been a good quarter. We have been able to absorb substantial impact because of rupee appreciation but still maintain the margins. Now, I will open the floor for questions.

Moderator
Thank you very much sir. At this moment, I would like to hand over the floor to Ayesha to conduct the Q&A session for participants at the International bridge. Thank you and over to Ayesha.

International Moderator
Thank you Pratibha. We will now begin the Q&A session for participants connected to the SingTel bridge. Please press 01 to ask a question.

The first question is from Mr. Anthony Miller of Arete Research, UK. Over to you sir.

Anthony Miller
Good afternoon gentlemen. I have got a few questions. I will just keep the key one coming through. If I get a chance, I will ask some more later on in conference call. My really big concern remains on attrition as this is the 7th consecutive quarter where your reported attrition numbers have increased. And I am concerned that each quarter you give reason as for why it is bad this quarter and it is not so bad as it looks but I think now I and investors would be looking for the specific actions that you are taking to get attrition to come under control. Can you explore little further the causes for the attrition and the actions that you are taking please?

Mohandas Pai
Before we get worried about attrition, I think it is important to get into data because data will tell us what actually is happening. We have an attrition LTM of 13.5%. The total number of people who quit the firm is the same as the previous quarter and we have increased in number; so to that extent on a quarter-on-quarter basis it is down. Out of 13.5%, the involuntary attrition is about 1.3%. The involuntary attrition has gone up from 0.9% to 1.3% this quarter. The involuntary attrition arises primarily from people who could not pass our training course at Mysore. In the last one year, what we have done is to qualitatively enhance the standard for people to get through the training course to make sure that we get the best people into delivery. We have put in a benchmark of 4 out of 5 CGPA to make sure that they are at a very high standard and this has led to an increase in the attrition in training from 2% to 5% and that is why 1.3% of this 13.5% is because of the trainees not completing the course and dropping off. If you look at the attrition over the last five quarters, Q3 of last year, it was 10.3% excluding involuntary attrition, 10.5%, 11.2%, 12%, and 12.2%. So, in the last three quarters, we have seen a bump-up of 1% in attrition and it is not something that worries us enormously because in the last two years, we have seen an increase in hiring and the impact on us has not been very high. Only about 46% of the people who leave us, go and join other companies. About 20% of the people who leave, go in for higher studies and they will go for higher studies irrespective of anything that you do. About 10% of people drop out of the workforce, they either get married or they retire or whatever. Retire in the sense not because of superannuation but because they do not want to work any more and the balance for whatever personal reason, like going back to their hometown, family reasons, family business, etc. And we have not seen any change in this for the last five to six quarters, except the number has gone up slightly and we do think that going forward the many steps that we have taken will keep attrition within a very reasonable, acceptable manner and the many steps that we have taken are, (1) improving communication with our employees to talk to them about the market place, the job opportunities and the career; (2) making sure the compensation structure reflects what they would get in the marketplace; (3) increasing the bonding between the employees and the corporation by ensuring that they understand what we are doing much better, it is a part of one; and (4) making sure that the managers are trained how to handle people reporting to them. So, an enormous amount of work has been done in the last three to four quarters and we will see some results of that over a period of time and if we look at all the technology majors, we probably have the best number in terms of attrition based upon a proper methodology to calculate the attrition.

Anthony Miller
Well, I pretty much agree with you on that point. Let me just have a followup from what you have said and then I will hand over to some one else for question. The second part that you said that the actions you were taking was to do with making sure your compensation was competitive. Does that mean that you foresee the need for extra wage hikes beyond the annual ones that you normally give in April. Will you have to raise wages again this fiscal year?

Mohandas Pai
No. It does not mean we got to do something extra from what we do. It just means, we got to prioritize and reallocate a larger part of the wage hike in that 3 to 5 year band of people who are very valuable and where the attrition is higher than the five-year plus because this band are the people who manage projects and they have worked in the firm for 3 years and they get promoted and there possibly we may have to give a higher increase when compared to other bands because with other bands we are very comfortable. And in the 1-3 year band, it is just a question of hanging on because people finish their training and they are foot-loose and they want to go somewhere else, there is nothing much can be done. But the 3 to 5 year band is where we are going to invest next year and make sure that they get the focus.

Anthony Miller
Okay. Thanks very much. I will see if I can ask some more questions later. Thank you.

International Moderator
Next in line, we have Mr. Alex Kwok of Nevski Capital. Over to you, sir.

Alex
Hi, good afternoon. My question is on the BPO business and I am wondering if you can give us any color on how the business is progressing and I am thinking specifically about any detail in terms of the billing rates, utilization effort and the breakdown within the BPO business.

Amitabh Chaudhry
The BPO business grew 20+% quarter-on-quarter. This was the third quarter of double-digit growth. So, we have done $41 million of revenue this quarter. Our margins for this quarter were slightly better than that of last quarter. So, if you look at net margins, they were 22% plus but if you take off one-off items from that particular margin, we have some stock compensation charge and we had given Silver Jubilee bonus and that continues to impact us. Our margins are in excess of 24%. We continue to get good traction from our clients which is obviously reflected in the revenue growth we have seen. We have seen a satisfactory reduction in our attrition rates which have gone down from 38.2% last quarter to 36% this quarter. As far as the growth of the business is concerned, our pipelines remain strong. We believe that our business will continue to track extremely well going forward in the future. The three areas from a vertical perspective have been large for us have been banking capital markets which is very similar to that of Infosys Technologies itself, CSP which is the telecom space and high tech and discrete manufacturing which is where we had won some of our first clients. As we have announced in the press release, we have started working with a Fortune 10 global oil major in the procurement space which is a very important win for us and I guess continues to demonstrate as to how we have gone into new areas and been able to win marquee clients and be able to demonstrate that we can execute the business. Thanks.

Alex
Thank you.

International Moderator
Next, we have Mr. Shailesh Jaitley of Nomura. Over to you, sir.

Nitin
Good afternoon. My name is Nitin. I am calling on behalf of Shailesh. I would like to seek a clarification on the margin impact that you listed out from the pricing, the scale benefit product revenue and billing rate. Could you please repeat that for me?

V. Balakrishnan
Sure. I think the rupee appreciated by 3.8% during the quarter. It had an impact of 2% on the operating margins. We had three or four factors which led to offset that impact. One is increase in product revenues; product revenues grew by 27.5% sequentially from around $28 million last quarter to $35 million. That had a positive impact of 80 basis points on the margins. We had a SG&A scale benefit of 50 basis points and the billing rates on a blended basis went up by 1.4%; it went up by 1.9% onsite, 1.7% offshore. On a blended basis it went up by 1.4%. So that had a positive impact of 80 basis points on the margin. So, net-net, you had 2% impact coming because of appreciation and 2.2% benefit; net-net we had 20 basis points impact in the margins.

Nitin
All right. The second question was regarding, is there any uptake on your total employee head count, the gross adds. In the last quarter, you had given gross adds to be at 28,300 as target, and given the current gross adds, it is almost at 24,954. So, do you think that it is only going to be around 3,500 next quarter or it is going to be more gross adds?

V. Balakrishnan
Our guidance is 5,100 gross addition next quarter, adding up to 30,000 gross additions for the whole year.

Nitin
Around 30,000 gross for the year. All right sir. Okay, right and that would be from me. Thank you very much.

Moderator
Thank you very much Ayesha. We will now move over to questions from India bridge. Participants connected to the India bridge, may please press *1 if they wish to ask a questions. On pressing *1, participants will get a chance to present questions on a first-in-basis basis. To ask a question, please press *1 now.

First question comes from the line of Mr. Sameer Goyal with Alchemy Shares.

Sameer Goyal
Yeah, hi. My question pertains to the performance of subsidiaries. Could you give us the break up in terms of revenues, profits, and human resource for all the three subsidiaries Progeon, HR, and Consulting?

Shibulal
This is Shibulal. I will start with China. China has about 700 employees. Last quarter, the revenue was $4.9 million; $1.9 million of that came from the local business, $3 million from global business including some cross charge. The global business is starting to show some positive signs. Last quarter two of our global financial customers have agreed to have their OSDCs in China. Local business, last quarter we have assembled a good sales team and put them in place.

Kris Gopalakrishnan
Infosys Consulting had a revenue of $12.12 million and had a loss of $6.56 which includes some provisions and things like that. It has about 200 odd employees. We saw significant addition of customers this quarter and it is still in investment phase. Infosys Australia had revenues of $23.86 million and a net income of $ 3.41. We have about 300 odd employees in Australia and then supported by larger teams in India.

Amitabh Chaudhry
In case of BPO, as we have said, we have done $41 million of revenue. Our margins, we have done 22.4% margin, $9 million. Our staff strength at the end of this quarter was 10,351 people. Net adds 575 people.

Sameer Goyal
Could you give us also the number of clients in BPO presently?

Amitabh Chaudhry
29 clients.

Sameer Goyal
Other question was on the sense of how do you see coming year in terms of technology spend and in terms of billing rates for the overall IT services?

Kris Gopalakrishnan
We see budgets moving up slightly, may be somewhere around 3% to 5% to 6%. More importantly, offshore has become mainstream and we see significant shift to offshore and offshore going up. Now NASSCOM in its recent study continues to reiterate that the offshore outsourcing especially to India would grow 25% to 30%. If you look at Infosys itself, we have some very strong segments of business. I will just give you some examples. For example, in the financial services space, BFSI space, we have crossed a billion dollars in revenue. As I said in my opening remarks, we have crossed last full fiscal year's revenue in nine months. Package implementation is now a $500 million business. Europe is showing significant growth. So, there are segments in the business which are actually having good traction today.

Sameer Goyal
Okay, fine. Thanks. Best of luck.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Sandeep Shah with Motilal Oswal.

Sandeep Shah
Based on the reported matrix, I am getting a revenue decline within the top two to top five clients while sequential de-growth is close to around 12%. Hello.

V. Balakrishnan
See the top five clients grew 8.1% sequentially in the third quarter; top ten clients grew by 9.5%; top 25 grew by 12.6%. Top 25 clients continue to grow double digits; as you remember, last quarter they grew by 12.7%, this quarter they are growing by 12.6%.

Sandeep Shah
Sir, actually, the contribution from top five has come down to 18.9% in this quarter from 21%. So, actually the decline in the revenue in the top five is around 5% which we are getting.

V. Balakrishnan
No, no. See, the top five also change because you have some other customer coming into the top five. If you take the sequential growth in top five on a like-to-like basis, it is 10.4% for the quarter as compared to 21% last quarter. The top 25 grew at 12.6% as compared to 12.7%.

Sandeep Shah
So, actually there is a change in the client mix.

V. Balakrishnan
Yes.

Sandeep Shah
Okay. And sir, what is your call in terms of the operating margin, because the utilization rate has remained stable at 67.5 including the trainees. So, (a) going forward in the coming quarter you expect the operating margin to improve; and (b) do you expect that to happen because of the increase in the utilization rate?

V. Balakrishnan
I think guidance of fourth quarter assumes stable margin. Utilization, we always said, we want to be within a band of 76% to 80% excluding trainees. This quarter it was 77.7%. We will try to keep it at the lower end of the band because it will give us room to grow faster if there are market opportunities. I think the margin will be stable for the fourth quarter. For next year, we will tell you in April.

Sandeep Shah
And sir, for fourth quarter, how much ESOP dilution has been counted?

V. Balakrishnan
We assumed another half a million shares.

Sandeep Shah
Okay. Thanks very much.

Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Hitesh Zaveri with Edelweiss.

Hitesh Zaveri
Yes, hi. My question is about the performance of the Finacle group. The numbers there look pretty impressive. Could you give us some more color about what were the breakdowns within the license fee and the implementation fee, and what is the outlook there over the next four to six quarters? Thanks.

V. Balakrishnan
I think Finacle grew by 27.5% sequentially. Most of the incremental growth came because of the license fee; that is why it has a bigger impact on the operating margins. Going forward, I think Finacle will not grow at 27.5% every quarter but I think it will be somewhere between 5% to 20%.

Hitesh Zaveri
Sure, Bala, how much will be the license fee revenue in the current quarter in absolute terms?

V. Balakrishnan
I think license fee may be around 60% to 70%.

Hitesh Zaveri
Okay. Could you also share some outlook with regard to Finacle sales, what kind of pipeline you have and what kind of traction you see? I have seen some of the earlier Nandan's remarks that the international banking, the adoption of the Finacle has improved. So, if you could throw some more color here about the business matrix as well.

Mohandas Pai
Finacle has developed a very good pipeline. The pipeline has improved in the last quarter quite significantly. Many deals are there in the table in all parts of the world and we see some of the bigger banks opening up and trying to invite Finacle and others for the core banking outside their home market. Very few big banks are trying to change what they do in the home market but outside the home market they are looking at change and the pipeline has increased quite substantially in the last quarter. But when this pipeline will fructify into orders, when the revenues will come is difficult to say because it is a very long process and banks typically take between 9 months to 2 years to make a decision and you have to go through multiple rounds for them to evaluate and then come to a decision. So, the sale cycles are very long, but the pipeline is quite healthy.

Hitesh Zaveri
Sure, I appreciate it. One last question about the testing and infrastructure management services. Both these services have had fantastic run. I just wanted to check with you what is your sense about the sustainability of this much above average growth rates here?

Kris Gopalakrishnan
Two things; one clearly these are mega opportunities, especially the infrastructure management services. Here we are proposing a new model where it is asset-light which means that we do not own or takeover the assets, more of remote network management, remote operations and things like that. With adoption of internet of course, testing has become a very very important service because most clients would like to get a third party to certify the application before they deploy it on to internet. So, we feel that these two especially the infrastructure management over the long term, will become a significant part of our portfolio of services. How fast this will grow will depend on how fast we can get the market to change to our way of thinking, which is in terms of asset-light infrastructure management.

Hitesh Zaveri
Sure, I appreciate. Thank you so much.

Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Shekar Singh with ICICI Securities.

Mr. Singh, please go ahead with your question.

Shekar Singh
Hi, sir. Actually, I was looking at your billing rates on a year-on-year basis. Now the onsite rates are up almost like 5% and offshore rates are up 3.3% compared to 3Q of 2006. Earlier, you used to basically keep talking about 3% to 5% sort of billing rate increases that you are getting. So, does it mean that most of the billing rate increases that we were thinking of getting have they already started showing up in numbers? If not, then what percentage of the clients where we have got the billing rates started affecting in the reported numbers?

V. Balakrishnan
Okay, if you take the YTD numbers, the blended per capita revenue went up by 4.3%, onsite went up by 3.7%, offshore by 2.1%. It is a mix of everything. You have new customers coming at 3% to 4% higher billing rates. Existing customers, some of the cases where they came for renegotiation, we have seen some price increase and there was also a change in business mix, things like package implementation and consulting have grown faster. So, it is a blend of everything. What we are saying is the billing rates were stable with an upward bias. So the new customers who are coming at 3% to 4% higher price points, if they grow faster, you could see some incremental stuff, but what we say as blended is a mix of everything.

Shekar Singh
But, basically, see 3% to 5% increase was basically from some of your existing clients also and that has now started reflecting in the quoted numbers. I want to know like what percentage of your clients who have given you billing rate increases over the last 12 months, what percentage of that is already getting reflected in the numbers?

V. Balakrishnan
I think we are not saying that all customers are giving price increases when we went for renegotiation. There are few customers who have given price increase and that is already reflected in this average per capita revenue and it is difficult to put a number because the customers contract ends at different points of time. It is very difficult to put a number. But what you see at the blended basis, is a mix of everything.

Shekar Singh
Okay. Secondly sir, can you give a breakup of your forex losses in terms of translation loss and forward cover gain?

V. Balakrishnan
Yes. We had around $373 million of hedging position as of last quarter end and this quarter end we have $360 million. On the non-operating side, the translation impact was 1.6% negative. The hedging gave a benefit of 1.1%. So, net-net on a non-operating side, we had an impact of 60 basis points negative mainly due to translation.

Shekar Singh
Okay. Lastly like, possibly something is wrong, but my EBITDA margins for the quarter stand at 32.7% as compared to 32.1% in the previous quarter. So that is actually a margin expansion of 60 basis points, but in your initial presentation, you actually spoke about only 20 basis points margin expansion.

V. Balakrishnan
I think when we talk about operating margins, we talk about margins after depreciation.

Shekar Singh
Okay. Thanks a lot sir.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Anantha Narayan with JM Morgan Stanley.

Anantha Narayan
Good afternoon every one and wish you all a very Happy New Year. My question was for Mohan. Mohan are you in a position to comment on potential wage inflation for fiscal 2008?

Mohandas Pai
Kris answered that question in the TV interview in the morning. He said that next year we do not envisage any change from the 13% wage increase that we normally give save that, in some of the bands, we may have to give more to focus and we do not see any greater wage increase than that. When you bench mark us against the other top companies, we are in a very comfortable place. And the fact that we have a variable compensation plan which rewards people when there is an upswing as it happened this year, puts us in a very enviable situation.

Anantha Narayan
So, Mohan what you are saying is that the average wage inflation next year is likely to be the same as what we saw in fiscal 2007?

Mohandas Pai
At this point of time, that is our stand.

Anantha Narayan
Thank you.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Trideep Bhattacharya with UBS.

Trideep Bhattacharya
Good morning and wish you all a very Happy New Year. My first question is on this recent contract signing which we saw in the sector of British Telecom with one other vendor. British Telecom being one of our clients, do you think this could materially impact our prospects within the customer?

Kris Gopalakrishnan
I cannot comment on a particular customer. So, we have to let it go at this point. I cannot answer that question unfortunately.

Trideep Bhattacharya
I see. The second is, in the transportation and logistics vertical, we have seen on a year-on-year basis declining trend for some quarters. When can we see this getting arrested?

Kris Gopalakrishnan
You see, it will depend on which client is growing in a particular quarter and things like that. We have some sectors growing and some sectors declining but you have to look at from an overall perspective and we have had three quarters of sequential growth. Bala said, top 25 clients grew 12.6% above company average, etc. So, it depends on which phase in the relationship is the client, which clients are growing, etc.

Trideep Bhattacharya
Thanks. All the best.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Pankaj Kapoor with ABN Amro.

Pankaj Kapoor
Yeah, hi. Congratulation on the quarter. Just a clarification on the visa costs. There seems to be an increase on a quarter-on-quarter basis in this number, and typically in the quarter we do not see much activity here. So, how do I read this increase in the visa cost?

V. Balakrishnan
I think the visa cost will be much much higher in the first quarter. In the next three quarters, there will be close to $4 to $5 million of visa spending every quarter. It is mainly due to people going to non-US locations like Europe and also some of the L1 and H1 visas. Some of our H1 visas may come for renewal, we have to spend money and we have to spend some money on L1 visas also. It is a combination of all the three.

Pankaj Kapoor
Thanks a lot.

Moderator
Thank you very much sir. Next question comes from the line of Bhavin Shah with JP Morgan.

Bhavin Shah
Yeah, hi. I have a question. How much did you stretch the systems in the current year? In other words, do you feel there is more room to drive growth should the environment allow you to?

Kris Gopalakrishnan
We have given guidance for fourth quarter. Next quarter guidance, you will have to wait until April but generally we do not see any slowdown and as I said and if we look at NASSCOM's projections for the industry, they are saying that the industry can continue to grow around 25% to 30%. There are many other analysts, IDC, Gartner, all of them predict that the offshore services business should continue to grow substantially more than the overall IT services growth, which means that there is a shift from the traditional way of delivering IT services to a Global Delivery Model based delivery of IT services and the market share for the industry is also small. Hence, it is not a market share challenge and we should see continued growth. In this we are also seeing that the larger companies have a benefit because perception of lower risk, ability to scale up, financial stability, broad range of services so that you can cross-sell into existing clients, ability to handle large programs, global foot print, etc. So, the larger companies are benefiting more during this growth phase.

Bhavin Shah
I am not trying to squeeze the neck out from you. I am just reflecting on the current year. I believe you expected a very good environment in the beginning of the year. So, can I assume that you have maximized the opportunity or do you feel that you could have done even more?

Kris Gopalakrishnan
We believe that we are doing the best every quarter, working very hard, doing everything possible to take full advantage of the opportunities which come our way. We are maximizing the short term without sacrificing the long term.

Bhavin Shah
Right. And the environment that you found at the beginning of the year still remains pretty similar in terms of how you see based on what you have just seen so far?

Kris Gopalakrishnan
Well, we had three quarters of good growth.

Bhavin Shah
Okay. Thank you.

Moderator
Thank you very much sir. Next in line we have a question from Mr. Kinani with Macquarie Security.

Kinani
Hello folks. Congratulations on the following fronts of package implementation, testing, BPO Europe, and the products business. Here is my question. In terms of geographical spread of revenue, where do you see an optimal balance given Accenture derives equal revenues or almost equal revenues from Americas and EMEA?

Kris Gopalakrishnan
We have been proactively investing in EMEA and we have seen EMEA grow from about 14% of revenues about 4 years back to today 26.8% of revenues. Asia Pacific has shown slower growth during the same period though our investments in Australia have started yielding results. The largest market in APAC of course is Japan, which has maintained its percentage over the years rather than grow significantly faster. Now the philosophy of the company is to balance the geographical footprint, that means get more and more revenue from Europe and APAC and we are proactively investing in trying to make this happen. Europe is yielding results. APAC is slower in yielding results.

Kinani
Yes, I got that and you have done fairly well, but where do you see an optimal level? Do you see 50:50 spread between Europe and Americas given that is what like for Accenture derives 44% from Americas and 44% from Europe, and the balance from Asia. Do you see yourself reaching that level or where is your comfort zone? I do not mean next year, but eventually after few years.

Kris Gopalakrishnan
See the largest market for IT services and the best market for IT services continues to be North America. So given that, we feel that medium to long term, we should aim for a 50:30:20 spread. 50 for Americas, 30 for Europe and EMEA region and 20 for Asia Pacific and like you said, not next year but it is a medium to long term target for us.

Kinani
Thanks. A small question again. How are you dealing with SAS; what I mean is software as a service. How do you treat this phenomenon? Is it good for you, bad for you? What are you doing for it?

Kris Gopalakrishnan
It is good for us because it of course gives us an opportunity to look at new developments. Whenever a technology change happens, many clients will change their platform. It also gives us an opportunity to look at creating platform-based services along with our BPO subsidiary. It also gives us an opportunity to look at creating IP and we have strong consulting services in the architecture side for SAS. There are several opportunities in the SAS area for Infosys.

Kinani
Thank you and all the best.

Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round. Next in line, we have Mr. Uttam Kumar from Brics Securities

Uttam Kumar
Hello, hi. My questions have been answered. Thanks.

Moderator
Thank you very much sir. Next question comes from Mr. Nimesh Mistry with Man Financial.

Nimesh Mistry
Hi. Congratulations on the numbers. Actually, I just wanted to understand how your utilization is going to move up in terms of headcount you are adding and how much you have assumed in terms of trainees you are going to add in the next two quarters?

Kris Gopalakrishnan
Mohan already said that we will be adding about 5,000 gross number of people in Q4, and typically about 60% to 70% of our recruitment happens at the entry level. So, they are at the entry level means they are freshers. So they will have to go through training and things like that. For next year, we will give you guidance in April.

Nimesh Mistry
All right. In terms of training capacity how you have evolved? A year back you had about 4,500 seat capacity. Have you increased it or in terms of training hours, how have you improved? Can you say something on that?

Mohandas Pai
By September of this year, we will have a capacity to train 13,500 people in a single sitting at Mysore plus capacities in all other places. So, Mysore can train in a fully residential manner, 50,000 people a year, each one of whom undergoing a 14 to 16-week training program. It will have 10,000 residential rooms, a training place for 13,500 people. We are investing about Rs.1,600 crores in Mysore making it the largest single investment in education and training in India's history ever. About 7 million square feet of space will be there by July of this year both for their training and their residences and for their recreation.

Nimesh Mistry
All right. Out of the total trainees in one session, how much would be experienced people and how much would be entry-level people?

Mohandas Pai
All trainees are entry-level people. Then we have a separate kind of training for laterals. Like Kris said, laterals make up between 30% to 35% of all the people who join the corporation and they have a 15-day induction program separately because they do not need training in technology and then they go into the production part of the business.

Nimesh Mistry
All right, thanks a lot.

Moderator
Thank you very much sir. Next question comes from Mr. Sudeep Parab with Bank of America.

Sudeep Parab
Hello, good afternoon everyone and congratulations on a good set of numbers. My question is to Bala. Sir, you did explain the operating margin play on a sequential basis. It would be really helpful if you can spell out the factors that impacted your operating margin if I look at them on a year-on-year basis.

V. Balakrishnan
You want the quarter to quarter number or . . . ?

Sudeep Parab
The thing is, I want you to spell out the factors that impacted your operating margin if I look at them on a YoY basis.

V. Balakrishnan
On a year-on-year basis?

Sudeep Parab
Yes.

V. Balakrishnan
On a year-on-year basis, I think the main impact will be the rupee because last year the rupee has been in our favor. This year I think it has appreciated substantially. Even if you take the nine months, it may not be as dramatic as it was in the third quarter. I think the main impact will come because of rupee and also the scale benefits have come and offset the impact. So, mainly these may be the two major factors. There may be other small factors which will compensate each other.

Sudeep Parab
Thanks and good luck.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Sumit Poddar with Anand Rathi Securities.

Sumit Poddar
Hi. This is Sumit Poddar from Anand Rathi Securities and congratulations on a good set of numbers. Could you please throw some more light on the churn in top five clients, apart from the top client as such?

Kris Gopalakrishnan
We had just one client move out of the top five to below top five; so, consequently one new client has come into the top five. Other than that, four are the same and one new client.

Sumit Poddar
Okay, but could you throw some light as far as the reasons are concerned. Because, what I see is the new client which has come in is not at the same rate as the one which has left.

Kris Gopalakrishnan
See, quarter-upon-quarter, somebody may make an investment, may not make that investment. So, quarter-upon-quarter, you will have slowdowns and pick up of pace and things like that. There is nothing different or nothing dramatic, and there is nothing to read about it.

Sumit Poddar
Okay. Apart from that, could you please throw some light on the European business and how much of it is from UK and non-UK, or in fact non-English speaking region as such?

Kris Gopalakrishnan
Out of the 26.8% of revenue from Europe, about 18% is from UK, and the balance 8% is rest of Europe.

Sumit Poddar
Okay. And they would be English speaking countries or . . . ?

Kris Gopalakrishnan
No, no. Switzerland, Germany, Belgium, Sweden, many non-English speaking countries, almost all, when you look at the continental Europe it is almost all non-English speaking.

Sumit Poddar
Okay. That is good. Thanks.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Amit Khurana with IL&FS.

Amit Khurana
Thank you very much. You made an earlier comment in the presentation saying that the clients' perceptions on the risk side have gone down. Are there any specific parameters that you are observing which reflect that or something that one should be keeping a watch on?

Kris Gopalakrishnan
Multiple things. First is the size of the business itself with each client. If you have been following Infosys, you will see that the number of $1 million, number of $50 million and now two clients over $100 million, so that is one parameter. The second parameter is each project itself. We have now projects which have significant revenue with $25, $30, $40, $50 million projects, etc., with large multi-year transformational projects. The third is the client additions themselves; we have 43 clients added this quarter, about 45 last quarter, etc. Europe, which was slightly behind US, again has picked up and has adopted this model. There are many things you see happening at this point. Of course, the last thing is in almost all the renewals of the older type outsourcing contracts, offshore is now being considered especially for application development and maintenance and in almost all of them the top companies in India are invited, Infosys is invited, etc.

Amit Khurana
Has it also meant that the decision making cycle has gone down meaningfully Kris? Is that something part of . . .

Kris Gopalakrishnan
When the decision is strategic, when the decision involves multiple services, BPO, infrastructure management, etc., typically the decision is made at the CXO and sometimes at the CEO level and it takes anywhere between six to nine months, sometimes may be even beyond that.

Amit Khurana
Okay, all right. Thank you very much.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Chinmaye Sathe with DSP Merrill Lynch.

Chinmaye Sathe
Sir a question on the big deals. You have maintained that you do not want to go aggressively on the big deals and not commit too much of resources in a fairly buoyant market. So, if you could give some sense on when do you see a shift in strategy there?

Kris Gopalakrishnan
No shift in strategy. What we are saying is that we do not want to get them at any price. We are saying aggressiveness in terms of pricing. We do not want to be locked in at very low prices; that is all we are saying. We are aggressive, we want to go after big deals, but not at any price, that is the difference.

Chinmaye Sathe
Would that also imply that if at all you were to see a softness in the market, overall may be at any point of time, you would be chasing some of those big deals more aggressively than you are doing today and get locked in kind of thing?

Kris Gopalakrishnan
In business you never say never, right? So, I will just leave it at that. Right now this is our stand.

Chinmaye Sathe
Okay. Thank you sir.

Moderator
Thank you very much sir. At this moment, I would like to hand over the floor back to Mr. Shekar Narayanan for final remarks.

Shekar Narayanan
Hi. This is Shekar from the Investor Relations team. I, on behalf of Infosys management, would like to thank you all for participating in the earnings call. Thanks very much.

Moderator
Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you.